Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ASCENTAGE PHARMA GROUP INTERNATIONAL

亞盛醫藥集團

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6855)

FURTHER GRANT OF AWARDS UNDER
THE 2022 RSU SCHEME; AND

GRANT OF OPTIONS UNDER THE POST IPO SHARE OPTION SCHEME

References are made to (i) the announcements of Ascentage Pharma Group International (the “Company”, together with its subsidiaries, the “Group”) dated February 2, 2021, June 23, 2022 and July 14, 2022 (the “Announcements”); (ii) the circular of the Company dated April 30, 2025 (the “Circular”); and (iii) the poll results announcement of the Company dated May 19, 2025 in relation to, among other things, the adoption of the 2022 RSU Scheme and the amendments to the 2022 RSU Scheme, and adoption of the Post IPO Share Option Scheme and the amendments to the Post IPO Share Option Scheme. Unless otherwise defined, capitalized terms used herein shall have the same meanings as those defined in the Announcements and the Circular.

FURTHER GRANT OF AWARDS UNDER THE 2022 RSU SCHEME

The Board announces that as of the date of this announcement, 1,304,457 RSUs (the “2022 Awards”), representing 1,304,457 Shares, have been granted under the 2022 RSU Scheme to 146 selected persons (the “2022 Selected Persons”) of the 2022 RSU Scheme (the “2022 Further Grant”), among which (i) 143,363 RSUs are granted to Dr. Yang Dajun, the executive Director and the chief executive officer of the Company; (ii) 55,930 RSUs are granted to two non-executive Directors, namely, Dr. Wang Shaomeng and Dr. Lu Simon Dazhong; (iii) 170,445 RSUs are granted to six independent non-executive Directors, namely Mr. Ye Changqing, Mr. Ren Wei, Dr. David Sidransky, Ms. Marina S. Bozilenko, Dr. Debra Yu and Dr. Marc E. Lippman, MD; (iv) 127,201 RSUs are granted to Dr. Zhai Yifan, the chief medical officer and a substantial shareholder of the Company; and (v) 170,000 RSUs are granted to eight Service Providers (being consultants who are experts in research and development, clinical trials and academia who provides consultancy services and/or other professional services to any member of the Group in connection with drug development and clinical trials in the ordinary and usual course of business of the Group which is in the interests of the long term growth of the Group).

The 2022 Awards granted under the 2022 Further Grant would be satisfied by the allotment and issuance of Shares to the trustee of the 2022 RSU Scheme (the “2022 Trustee”) to be held by the 2022 Trustee for such purpose under the Scheme Mandate Limit (and the Service Provider Sublimit for the 2022 Selected Persons who are Service Providers) granted to the Board by the Shareholders at the annual general meeting of the Company held on May 19, 2025 to grant share options, RSUs and any other share options and/or awards over new Shares of the Company under all share schemes of the Company up to the limit of 10% (and 1% with respect to the Service Provider Sublimit) of the then total number of issued Shares (excluding treasury Shares), being the mandate currently available to the Company.

The underlying Shares of the 2022 Awards to be granted to the 2022 Selected Persons under the 2022 Further Grant represent approximately 0.35% of the total issued share capital of the Company as at the date of this announcement, and approximately 0.35% of the enlarged total issued share capital of the Company (assuming there will be no change to the total issued share capital from the date of this announcement up to the exercise of the 2022 Awards granted to the 2022 Selected Persons under the 2022 Further Grant other than the abovementioned allotment and issuance of Shares by the Company to the 2022 Trustee).

The new Shares to be allotted and issued by the Company to the 2022 Trustee under the grant of 2022 Awards to the 2022 Selected Persons under the 2022 Further Grant will rank pari passu in all respects among themselves and with all the Shares in issue from time to time. The Listing Committee of the Stock Exchange has granted approval for the listing of, and permission to deal in, the new Shares underlying the 2022 Awards which may be granted under the 2022 RSU Scheme using the Scheme Mandate Limit.

The 2022 Further Grant has been approved by the Board and the Remuneration Committee. Mr. Ren Wei, Mr. Ye Changqing and Dr. Debra Yu, the chairman and members of the Remuneration Committee, respectively, have a material interest in the 2022 Further Grant, and save for Mr. Ren Wei, Mr. Ye Changqing and Dr. Debra Yu who have abstained from the relevant resolutions of the Remuneration Committee in respect of the grant of RSUs to each of them, the other members of the Remuneration Committee did not abstain from the relevant resolutions in respect of the grant of RSUs to the other Directors. Dr. Yang Dajun, Dr. Wang Shaomeng, Dr. Lu Simon Dazhong, Mr. Ye Changqing, Mr. Ren Wei, Dr. David Sidransky, Ms. Marina S. Bozilenko, Dr. Debra Yu and Marc E. Lippman, MD have each abstained from voting on the relevant Board resolution in respect of the grant of RSUs to each of them. Dr. Yang Dajun, who is the spouse of Dr. Zhai Yifan, also abstained from voting on the relevant Board resolution in respect of the grant of RSUs to Dr. Zhai Yifan. Save as disclosed above, no other Director has a material interest in the grant of 2022 Awards to the 2022 Selected Persons under the 2022 Further Grant and therefore did not abstain from voting on the relevant Board resolution.

The Directors (including the independent non-executive Directors) are of the view that the 2022 Further Grant is conducted on normal commercial terms, and is fair and reasonable and in the interests of the Company and the Shareholders as a whole.

The details of the 2022 Further Grant are set out as follows:

Date of the 2022 Further Grant:        November 26, 2025

The grantees and the corresponding number of RSU granted:

Dr. Yang Dajun (executive Director and chief executive officer of the Company)	143,363 RSUs
Dr. Wang Shaomeng (non-executive Director)	27,965 RSUs
Dr. Lu Simon Dazhong (non-executive Director)	27,965 RSUs
Mr. Ye Changqing (independent non-executive Director)	28,850 RSUs
Mr. Ren Wei (independent non-executive Director)	28,850 RSUs
Dr. David Sidransky (independent non-executive Director)	28,850 RSUs
Ms. Marina S. Bozilenko (independent non-executive Director)	27,965 RSUs
Dr. Debra Yu (independent non-executive Director)	27,965 RSUs
Marc E. Lippman, MD (independent non-executive Director)	27,965 RSUs
Dr. Zhai Yifan (chief medical officer and a substantial shareholder of the Company)	127,201 RSUs
8 Service Providers	170,000 RSUs
128 other employees of the Company	637,518 RSUs

Total number of RSUs granted:	1,304,457 RSUs, representing 1,304,457 Shares

Purchase price (as defined under Rule 17.01A of the Listing Rules) of the 2022 Awards granted under the 2022 Further Grant:	The 2022 Selected Persons are not required to pay any purchase price (as defined under Rule 17.01A of the Listing Rules) for the 2022 Awards granted under the 2022 Further Grant.

Closing price of the H Shares on the date of the 2022 Further Grant:	HK$63.35

Vesting of the RSUs:	The 2022 Awards shall vest in accordance with the vesting criteria, conditions and time schedule as determined by the Board in its sole and absolute discretion with reference to, among other things, the location at which the abovementioned 2022 Selected Person is based and the commencement date or duration of their employment. The Board has determined that:

(i) 1,054,246 RSUs granted to 138 2022 Selected Persons (including 143,363 RSUs, 103,365 RSUs and 170,000 RSUs granted to Dr. Yang Dajun, Dr. Zhai Yifan and the eight Service Providers, respectively) under the 2022 Further Grant shall vest in four tranches equally on November 26, 2026, November 26, 2027, November 26, 2028 and November 26, 2029, respectively;

(ii) 23,836 RSUs granted to Dr. Zhai Yifan under the 2022 Further Grant shall vest on November 26, 2025; and

(iii) 226,375 RSUs granted to 8 2022 Selected Persons (being the 27,965 RSUs, 27,965 RSUs, 28,850 RSUs, 28,850 RSUs, 28,850 RSUs, 27,965 RSUs, 27,965 RSUs, and 27,965 RSUs granted to Dr. Wang Shaomeng, Dr. Lu Simon Dazhong, Mr. Ye Changqing, Mr. Ren Wei, Dr. David Sidransky, Ms. Marina S. Bozilenko, Dr. Debra Yu and Marc E. Lippman, MD, respectively) under the 2022 Further Grant shall vest in three equal tranches on November 26, 2026, November 26, 2027 and November 26, 2028, respectively.

The vesting period of part of the abovementioned 2022 Awards granted to Dr. Zhai Yifan is less than 12 months as the 2022 Further Grant is to reward the 2022 Selected Persons who have demonstrated outstanding performance and who are core talents which the Group is eager to retain. Pursuant to the 2022 RSU Scheme, the vesting period of RSUs granted to Employee Participants may, at the discretion of the Board, be shorter where the grants of RSUs are granted as the year-end bonus of such Employee Participants. As such, it is permissible for the vesting period of part of the RSUs granted under the RSU Grants to be less than 12 months. In any event, the Directors and the Remuneration Committee are of the view that a vesting period of less than 12 months for part of the 2022 Awards granted to Dr. Zhai Yifan under the 2022 Further Grant is appropriate and aligns with the purposes of the 2022 RSU Scheme as (i) it rewards the great contribution made by Dr. Zhai Yifan to the development and growth of the Group; (ii) it incentivizes Dr. Zhai Yifan to further provide essential input in the Group’s strategic development in the long run; and (iii) it is in line with the remuneration policy of the Group.

Performance targets attached to the 2022 Awards granted under the 2022 Further Grant:	The vesting of the 2022 Awards granted under the 2022 Further Grant will be subject to the 2022 Selected Persons having obtained a satisfactory score as determined by the Board in their annual performance review.

Claw back mechanism:	The Company can clawback any unvested RSUs by treating them as automatically lapsed immediately where, among other things,

(i) the 2022 Selected Person’s employment or service terminates for any reason of the 2022 Awards; prior to the date of vesting

(ii) the 2022 Selected Person makes any attempt or takes any action to sell, transfer, assign, charge, mortgage, encumber, hedge or create any interest in favour of any other person over or in relation to any RSUs or any interests or benefits pursuant to the RSUs; (iii) the 2022 Selected Person fails, during the course of his employment, to devote the whole of his time and attention to the business of the Group or to use his best endeavours to develop the business and interests of the Group; or (iv) the 2022 Selected Person is in breach of his contract of employment with or any other obligation to the Group.

Financial assistance:	None of the members of the Group has provided any financial assistance to the 2022 Selected Persons to facilitate the purchase of shares of the Company under the 2022 RSU Scheme.

Number of Shares available for future grant under the 2022 RSU Scheme Limit subsequent to the 2022 Further Grant:	5,521,105 Shares

Reasons for and benefits of the 2022 Further Grant:	The Board and the Remuneration Committee consider that the purpose of the 2022 Further Grant to 2022 Selected Persons who are not Service Providers is to incentivize the existing directors for their contribution to our Group, to attract, motivate and retain skilled and experienced personnel to strive for the future development and expansion of the Group by providing them with the opportunity to own equity interests in the Company. The Company believes that the 2022 Further Grant (i) rewards the great contribution made by the 2022 Selected Persons to the development and growth of the Group; and (ii) incentivizes the 2022 Selected Persons to further provide essential input in the Group’s strategic development in the long run.

The Board and the Remuneration Committee consider that the purpose of the 2022 Further Grant to Service Providers is to incentivize these consultants who provide services for the drug development and clinical trials in the ordinary and usual course of business of the Group which is in the interests of the long term growth of the Group; and such grant of RSUs to the Service Providers aligns with the Group’s business needs and industry norms due to their critical role in supporting the core business operations of the Group by contributing their advice to the success of drug development, clinical trials and commercialization.

Pursuant to Rule 17.04(1) of the Listing Rules, the further grant of 2022 Awards to Dr. Yang Dajun, Dr. Wang Shaomeng, Dr. Lu Simon Dazhong and Dr. Zhai Yifan had been approved by the independent non-executive Directors, while the further grant of 2022 Awards to each of Mr. Ye Changqing, Mr. Ren Wei, Dr. David Sidransky, Ms. Marina S. Bozilenko, Dr. Debra Yu and Marc E. Lippman, MD had been approved by the independent non-executive Directors (excluding the respective independent non-executive Director who is the proposed 2022 Selected Person).

Save as disclosed above, none of the 2022 Selected Persons is a Director, chief executive or substantial shareholder of the Company or an associate of any of them. The 2022 Further Grant would not result in the options and awards granted and to be granted to each individual grantee in the 12-month period up to and including the date of such grant in aggregate to exceed 0.1% (for 2022 Selected Persons who are directors of the Company, and Dr. Zhai Yifan) or 1% (for the other 2022 Selected Persons) of the Shares in issue (excluding treasury Shares). As such, the grant of 2022 Awards to the 2022 Selected Persons under the 2022 Further Grant will not be subject to approval by the Shareholders in accordance with Rules 17.03D(1) or 17.04(4) of the Listing Rules.

GRANT OF OPTIONS UNDER THE POST IPO SHARE OPTION SCHEME

The Board announces that as of the date of this announcement, the Company granted 736,607 Options to 34 grantees (the “Option Grantees”) with rights to subscribe for an aggregate of 736,607 ordinary shares of the Company upon exercise of such Options in accordance with the terms of the Post IPO Share Option Scheme (the “Option Grant”), subject to acceptance of the Option Grantees, among which (i) 143,363 Options are granted to Dr. Yang Dajun, the executive Director and the chief executive officer of the Company; (ii) 35,930 Options are granted to two non-executive Directors, namely, Dr. Wang Shaomeng and Dr. Lu Simon Dazhong; (iii) 110,445 Options are granted to six independent non-executive Directors, namely Mr. Ye Changqing, Mr. Ren Wei, Dr. David Sidransky, Ms. Marina S. Bozilenko, Dr. Debra Yu and Dr. Marc E. Lippman, MD; (iv) 103,364 Options are granted to Dr. Zhai Yifan, the chief medical officer and a substantial shareholder of the Company; (v) 80,000 Options are granted to seven Service Providers (being consultants who are experts in research and development, clinical trials and academia who provides consultancy services and/or other professional services to any member of the Group in connection with drug development and clinical trials in the ordinary and usual course of business of the Group which is in the interests of the long term growth of the Group).

The Options granted under the Option Grant would be satisfied by the allotment and issuance of Shares to the Option Grantees under the Scheme Mandate Limit (and the Service Provider Sublimit for the Option Grantees who are Service Providers) granted to the Board by the Shareholders at the annual general meeting of the Company held on May 19, 2025 to grant share options, RSUs and any other share options and/or awards over new Shares of the Company under all share schemes of the Company up to the limit of 10% (and 1% with respect to the Service Provider Sublimit) of the then total number of issued Shares (excluding treasury Shares), being the mandate currently available to the Company.

The underlying Shares of the Options to be granted to the Option Grantees under the Option Grant represent approximately 0.20% of the total issued share capital of the Company as at the date of this announcement, and approximately 0.20% of the enlarged total issued share capital of the Company (assuming there will be no change to the total issued share capital from the date of this announcement up to the exercise of the Options granted to the Option Grantees under the Option Grant other than the abovementioned allotment and issuance of Shares by the Company to the Option Grantees).

The new Shares to be allotted and issued by the Company to the Option Grantees under the Option Grant will rank pari passu in all respects among themselves and with all the Shares in issue from time to time. The Listing Committee of the Stock Exchange has granted approval for the listing of, and permission to deal in, the new Shares underlying the Options which may be granted under the Post IPO Share Option Scheme using the Scheme Mandate Limit.

The Option Grant has been approved by the Board and the Remuneration Committee. Wei, Mr. Ye Changqing and Dr. Debra Yu, the chairman and members of the Remuneration Committee, respectively, have a material interest in the Option Grant and save for Mr. Ren Wei, Mr. Ye Changqing and Dr. Debra Yu who have abstained from the relevant resolutions of the Remuneration Committee in respect of the grant of Options to each of them, the other members of the Remuneration Committee did not abstain from the relevant resolutions in respect of the grant of Options to the other Directors. Dr. Yang Dajun, Dr. Wang Shaomeng, Dr. Lu Simon Dazhong, Mr. Ye Changqing, Mr. Ren Wei, Dr. David Sidransky, Ms. Marina S. Bozilenko, Dr. Debra Yu and Marc E. Lippman, MD have each abstained from voting on the relevant Board resolution in respect of the grant of Options to each of them. Dr. Yang Dajun, who is the spouse of Dr. Dr. Zhai Yifan, also abstained from voting on the relevant Board resolution in respect of the grant of Options to Dr. Zhai Yifan. Save as disclosed above, no other Director has a material interest in the grant of Options to the Option Grantees under the Option Grant and therefore did not abstain from voting on the relevant Board resolution.

The Directors (including the independent non-executive Directors) are of the view that the Option Grant is conducted on normal commercial terms, and is fair and reasonable and in the interests of the Company and the Shareholders as a whole.

The details of the Option Grant are set out as follows:

Date of the Option Grant:      November 26, 2025

Option Grantees and the corresponding number of Options granted:

Dr. Yang Dajun (executive Director and chief executive officer of the Company)	143,363 Options
Dr. Wang Shaomeng (non-executive Director)	17,965 Options
Dr. Lu Simon Dazhong (non-executive Director)	17,965 Options
Mr. Ye Changqing (independent non-executive Director)	18,850 Options
Mr. Ren Wei (independent non-executive Director)	18,850 Options
Dr. David Sidransky (independent non-executive Director)	18,850 Options
Ms. Marina S. Bozilenko (independent non-executive Director)	17,965 Options
Dr. Debra Yu (independent non-executive Director)	17,965 Options
Marc E. Lippman, MD (independent non-executive Director)	17,965 Options
Dr. Zhai Yifan (chief medical officer and a substantial shareholder of the Company)	103,364 Options
7 Service Providers	80,000 Options
17 other employees of the Company	263,505 Options

Total number of Options granted:	736,607 Options (each Option shall entitle the Option Grantee to subscribe for one Share)

Exercise price of the Options granted:	HK$63.35 per Share, which is the higher of (i) the closing price of the Shares as stated in the Stock Exchange’s daily quotation sheet on the date of the Option Grant, being HK$63.35; and (ii) the average of the closing price of the Shares as stated in the Stock Exchange’s daily quotation sheet for the five business days (as defined in the Listing Rules) immediately preceding the date of the Option Grant, being HK$62.40.

Closing price of the Shares on the date of the Option Grant:	HK$63.35

Exercise period of the Options:	Ten years from the date of grant of the relevant Options.

Vesting of the Options:	The Options shall vest in accordance with the vesting criteria, conditions and time schedule as determined by the Board in its sole and absolute discretion with reference to, among other things, the location at which the abovementioned Option Grantees is based and the commencement date or duration of their employment. The Board has determined that:

(i) 146,375 Options granted to 8 Option Grantees (being the 17,965 Options, 17,965 Options, 18,850 Options, 18,850 Options, 18,850 Options, 17,965 Options, 17,965 Options, and 17,965 Options granted to Dr. Wang Shaomeng, Dr. Lu Simon Dazhong, Mr. Ye Changqing, Mr. Ren Wei, Dr. David Sidransky, Ms. Marina S. Bozilenko, Dr. Debra Yu and Marc E. Lippman, MD, respectively) under the Option Grant shall vest in twelve tranches equally on November 26, 2025, December 26, 2025, January 26, 2026, February 26, 2026, March 26, 2026, April 26, 2026, May 26, 2026, June 26, 2026, July 26, 2026, August 26, 2026, September 26, 2026 and October 26, 2026, respectively; and

(ii) 590,232 Options granted to 26 Option Grantees (including the 143,363 Options, 103,364 Options and 80,000 Options granted to Dr. Yang Dajun, Dr. Zhai Yifan and the seven Service Providers, respectively) under the Option Grant shall vest in four tranches equally on November 26, 2026, November 26, 2027, November 26, 2028 and November 26, 2029, respectively.

The vesting period of part of the abovementioned Options granted to Dr. Wang Shaomeng, Dr. Lu Simon Dazhong, Mr. Ye Changqing, Mr. Ren Wei, Dr. David Sidransky, Ms. Marina S. Bozilenko, Dr. Debra Yu and Marc E. Lippman, MD is less than 12 months as pursuant to the Post-IPO Share Option Scheme, the vesting period of Options granted to Employee Participants may be shorter where there is a mixed or accelerated vesting schedule such as where such Options may vest evenly over a period of 12 months. As such, it is permissible for the vesting period of part of the Options granted under the Option Grants to Dr. Wang Shaomeng, Dr. Lu Simon Dazhong, Mr. Ye Changqing, Mr. Ren Wei, Dr. David Sidransky, Ms. Marina S. Bozilenko, Dr. Debra Yu and Marc E. Lippman, MD to be less than 12 months. In any event, the Directors and the Remuneration Committee are of the view that a vesting period of less than 12 months for part of the Options granted to Dr. Wang Shaomeng, Dr. Lu Simon Dazhong, Mr. Ye Changqing, Mr. Ren Wei, Dr. David Sidransky, Ms. Marina S. Bozilenko, Dr. Debra Yu and Marc E. Lippman, MD under the Option Grant is appropriate and aligns with the purposes of the Post-IPO Share Option Scheme as (i) it rewards the great contribution made by these non-executive Directors and independent non-executive Directors to the development and growth of the Group; (ii) it incentivizes these non-executive Directors and independent non-executive Directors to further provide essential input in the Group’s strategic development in the long run; and (iii) it is in line with the remuneration policy of the Group.

Performance targets:	The vesting of the Options granted under the Option Grant will be subject to the Option Grantee having obtained a satisfactory score as determined by the Board in their annual performance review.

Clawback mechanism:	The Company can clawback an Option by treating it as automatically lapsed immediately where, among other things, in the event that the grantee is an employee of the Group when an offer is made to him/her and he/she subsequently ceases to be an employee of the Group on any one or more of the grounds that he/she has been guilty of serious misconduct, or has committed an act of bankruptcy or has become insolvent or has made any creditors generally, or has involving his/her integrity arrangement or composition with his/her been convicted of any criminal offence or honesty or (if so determined by the Board) on any other ground on which an employer would be entitled to terminate his/her employment at common law or pursuant to any applicable laws or under the grantee’s service contract with the Group, the date of cessation of his/her employment with the Group.

Financial assistance:	None of the members of the Group has provided any financial assistance to the Option Grantees to facilitate the purchase of shares of the Company under the Post IPO Share Option Scheme.

Number of Shares available for future grant under the Post IPO Share Option Scheme Limit subsequent to the Option Grant:	14,170,855 Shares

Reasons for and benefits of the Option Grant:	The Board and the Remuneration Committee consider that the purpose of the Option Grant to Option Grantees other than the Service Providers is to incentivize the existing directors for their contribution to our Group, to attract, motivate and retain skilled and experienced personnel to strive for the future development and expansion of the Group by providing them with the opportunity to own equity interests in the Company. The Company believes that the Option Grant (i) rewards the great contribution made by the Option Grantees to the development and growth of the Group; and (ii) incentivizes the Option Grantees to further provide essential input in the Group’s strategic development in the long run.

The Board and the Remuneration Committee consider that the purpose of Option Grant to Service Providers is to incentivize these consultants who provide services for the drug development and clinical trials in the ordinary and usual course of business of the Group which is in the interests of the long term growth of the Group; and such grant of Options to the Service Providers aligns with the Group’s business needs and industry norms due to their critical role in supporting the core business operations of the Group by contributing their advice to the success of drug development, clinical trials and commercialization.

Number of Shares available for future grant to Service Providers under the Service Provider Sublimit subsequent to the 2022 Further Grant and the Option Grant:	3,279,172 Shares

Pursuant to Rule 17.04(1) of the Listing Rules, the further grant of Options to Dr. Yang Dajun, Dr. Wang Shaomeng, Dr. Lu Simon Dazhong and Dr. Zhai Yifan had been approved by the independent non-executive Directors, while the further grant of Options to each of Mr. Ye Changqing, Mr. Ren Wei, Dr. David Sidransky, Ms. Marina S. Bozilenko, Dr. Debra Yu and Marc E. Lippman, MD had been approved by the independent non-executive Directors (excluding the respective independent non-executive Director who is the proposed Option Grantees).

Save as disclosed above, none of the Option Grantees is a Director, chief executive or substantial shareholder of the Company or an associate of any of them. The grant of Options to each of the Option Grantees under the Option Grant would not result in the Shares issued and to be issued in respect of all options and awards granted to each of the Option Grantees (excluding any options and awards lapsed in accordance with the terms of the applicable scheme) in the 12-month period up to and including the date of such grant representing in aggregate over 0.1% (for Option Grantees who are directors of the Company, and Dr. Zhai Yifan) or 1% (for the other Option Grantees) of the issued Shares (excluding treasury Shares). As such, the grant of Options to each of the Option Grantees under the Option Grant will not be subject to approval by the Shareholders pursuant to Rules 17.03D(1) or 17.04(4) of the Listing Rules.

By order of the Board
Ascentage Pharma Group International Dr. Yang Dajun
Chairman and Executive Director

Suzhou, the PRC, November 27, 2025

As at the date of this announcement, the Board is comprised of Dr. Yang Dajun, as chairman and executive Director, Dr. Wang Shaomeng and Dr. Lu Simon DazhongNote as non-executive Directors, and Mr. Ye Changqing, Mr. Ren Wei, Dr. David Sidransky, Ms. Marina S. Bozilenko, Dr. Debra Yu and Dr. Marc E. Lippman, MD as independent non-executive Directors.

Note: Dr. Lu Simon Dazhong satisfy the independence requirements of the U.S. Securities and Exchange Commission and Nasdaq corporate governance requirements.

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